788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 16-329
October 12, 2016

Platinum Group Metals Ltd.
Announces Increase to Sprott Credit Facility

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that the Sprott Resource Lending Partnership lenders (“Sprott”) have provided a US $5.0 million second advance to the Company. The original US $40.0 million credit agreement entered into by the Company and Sprott, pursuant to which funds were advanced to the Company on November 20, 2015, has been amended and restated to reflect an increase to US $45.0 million. A summary of material terms related to the second advance under the amended and restated credit facility are:

  Interest will accrue and become payable to Sprott monthly on the second advance at a rate of LIBOR plus 8.5%, the same rate as for the original advance;
  Other terms, conditions and covenants related to the second advance are substantially the same as for the original advance, as amended;
  For a summary of the material terms of the original advance from Sprott to the Company, as amended, please see the Company’s news release dated September 19, 2016;
  The second advance may be repaid in six equal, monthly instalments commencing on July 31, 2017, unless Sprott elects for earlier repayment from the proceeds of an equity or debt financing prior to December 31, 2017; and
  The Company must obtain certain regulatory approvals as a post-closing requirement of the second advance. The Company must complete equity financings raising gross proceeds of US $20.0 million by December 31, 2016.

In consideration of the second advance, as a fee, the Company has agreed to issue 113,963 common shares of the Company as directed by Sprott pursuant to the amended Sprott facility. This amount is based on the value of five percent of the second advance, being US $250,000 converted to $332,600 Canadian dollars using the Bank of Canada noon spot rate on October 7, 2016. The shares were then priced at the ten-day volume weighted average price on the Toronto Stock Exchange (the “TSX”) of $3.2428 per share, less a ten percent discount. The shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and where applicable will also be subject to resale restrictions under the securities laws of the United States. The issuance of the above noted shares is subject to the approval of the TSX and the NYSE MKT LLC (“NYSE MKT”).

About Platinum Group Metals Ltd.
Platinum Group Metals Ltd. is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 “Maseve” platinum mine and the exploration and pre-feasibility engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO.

For further information, contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure
The securities described herein have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The TSX and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, schedule, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s compliance with the terms of the Sprott amended and restated credit facility and the issuance of shares pursuant to such agreement. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including: the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability to obtain TSX and NYSE MKT approval of the contemplated share issuances; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.